manually signed

02047101

PE
7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: July 31, 2002

By: ______________________
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

EXHIBIT INDEX

1. Financial Information of the Company at June 30, 2002, March 31 and 2001 and Report of Independent Accountants, dated July, 9, 2002.

2. Press release issued by the Company announcing its First Semester 2002 Results, dated July 11, 2002.

EXHIBIT 1

Aracruz Celulose S.A.

Financial Information
at June 30, March 31, 2002 and 2001 and
Independent Accountants' Review Report

(A free translation of the original report in Portuguese on limited review of interim financial information prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.)

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº	04 - NIRE
0043-4	Aracruz Celulose S.A	42.157.511/0001-61	3200000

01.02 - ADDRESS OF HEAD OFFICES

01 - COMPLETE ADDRESS		02 - DISTRICT	03 - ZIP CODE (CEP)	
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho	29.197-000	
04 - CITY		05 - STATE		
Aracruz		Espírito Santo		
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	--	--	--
11 - AREA CODE	12 - FAX NO.	13 - FAX NO.	14 - FAX NO.	
027	3270-2590	--	--	
15 - E-MAIL				
mbl@aracruz.com.br				

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 - NAME				
Agílio Leão de Macedo Filho				
02 – COMPLETE ADDRESS				03 - DISTRICT
Rua Lauro Müller, 116 - 40th Floor				Botafogo
04 - ZIP CODE (CEP)		05 - CITY		06 - STATE
22.290-160		Rio de Janeiro		Rio de Janeiro
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 TELEPHONE	11 - TELEX
021	3820-8139	3820-8111	--	--
12 - AREA CODE	13 - FAX NO	14 - FAX NO	15 - FAX NO	
021	3295-7943	--	--	
16 - E-MAILL				
alm@aracruz.com.br				

01.04 – ACCOUNTANT / REFERENCE

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - ENDING	3 – NUMBER	4 - BEGINNING	5 - ENDING	6 – NUMBER	7 - BEGINNING	9 - ENDING
01/01/2002	12/31/2002	2	04/01/2002	06/30/2002	1	10/01/2002	03/31/2002
9 – NAME / ACCOUNTANT CORPORATE NAME					10 - CVM CODE		
PricewaterhouseCoopers Auditores Independentes S.C.					00287-9		
11 – NAME OF THE TECHNICAL RESPONSIBLE					12 – CPF Nº		
Marcos D. Panassol					063.702.238-67		

01.05 – CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES (Thousands)	1 - CURRENT QUARTER 06/30/2002	2 – PREVIOUS QUARTER 03/31/2002	3 –QUARTER PREVIOUS YEAR 06/30/2001
PAID-IN CAPITAL			
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	622,529	622,529	622,529
3 – TOTAL	1,077,920	1,077,920	1,077,920
IN TREASURY			
4 – COMMON	483	483	483
5 –PREFERRED	45,366	45,366	45,366
6 – TOTAL	45,849	45,849	45,849

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

01.06 - COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 – SITUATION IN OPERATION
3 – ACTIVITY CODE 1160100 – PAPER AND PULP INDUSTRY
4 – ACTIVITY OF THE COMPANY PRODUCTION OF BLEACHED EUCALYPTUS Pulp
5 – TYPE OF CONSOLIDATED TOTAL
6 - AUDITORS'REPORT TYPE EX-EXCEPTION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 - ITEM	02 - TAXPAYER NO.	03 – NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 – ITEM	2 – EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT BEGAIN	6 - STOCK TYPE	7 - STOCK OF VALUE
01	AGO/E	04/30/2002	DIVIDEND	05/09/2002	ON	0.1651698383
02	AGO/E	04/30/2002	DIVIDEND	05/09/2002	PNA	0,1816868221
03	AGO/E	04/30/2002	DIVIDEND	05/09/2002	PNB	0,1816868221

01.09 – SUBSCRIBED SOCIAL CAPITAL AND CHANGES IN SOCIAL CAPITAL DURING THE PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 - VALUE OF THE SOCIAL CAPITAL (REAL THOUSAND)	4 - VALUE OF THE ALTERATION (REAL THOUSAND)	5 - ORIGIN OF THE ALTERATION	7 – AMOUNT OF EMITTED ACTIONS (THOUSAND)	8 – PRICE OF THE ACTION IN THE EMISSION (REAL)

01.10 - DIRECTOR OF MARKET RELATIONS

01 - DATE	02 – SIGNATURE
07/09/2002	s/ Agílio Leão de Macedo Filho

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
1	TOTAL ASSETS	5,669,818	5,414,786
1.1	CURRENT ASSETS	1,085,119	1,157,164
1.1.1	CASH AND CASH EQUIVALENTS	105	123
1.1.2	CREDITS	282,496	241,367
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	157,894	130,227
1.1.2.2	EMPLOYEES	2,843	2,496
1.1.2.3	SUPPLIERS	2,621	3,185
1.1.2.4	SUBSIDIARIES	10	11
1.1.2.5	TAXES	115,812	104,281
1.1.2.6	OTHERS	3,316	1,167
1.1.3	INVENTORIES	90,895	73,817
1.1.3.1	SUPPLIES	47,301	37,347
1.1.3.2	RAW MATERIALS	17,415	21,197
1.1.3.3	FINISHED GOODS	23,198	13,058
1.1.3.4	PRODUCTSD IN PROCESS	2,768	2,002
1.1.3.5	OTHERS	213	213
1.1.4	OTHERS	711,623	841,857
1.1.4.1	DEBT SECURITIES	704,966	830,494
1.1.4.2	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.3	PREPAID EXPENSES	6,647	11,353
1.1.4.4	OTHERS	10	10
1.2	LONG-TERM ASSETS	377,144	333,817
1.2.1	CREDITS	298,460	266,349
1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0
1.2.1.2	SUPPLIERS	39,429	37,119
1.2.1.3	TAXES	259,031	229,230
1.2.1.4	OTHERS	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	40,272	29,736
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	40,272	29,736
1.2.2.3	OTHERS	0	0

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
1.2.3	OTHERS	38,412	37,732
1.2.3.1	DEBT SECURITIES	0	0
1.2.3.2	ESCROW DEPOSITS	36,820	36,104
1.2.3.3	OTHERS	1,592	1,628
1.3	FIXED ASSETS	4,207,555	3,923,805
1.3.1	INVESTMENTS	993,712	808,240
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	993,366	807,894
1.3.1.3	OTHER COMPANIES	346	346
1.3.2	PROPERTY, PLANT AND EQUIPMENT	3,196,809	3,097,327
1.3.2.1	LAND	293,344	292,154
1.3.2.2	BUILDINGS	352,605	270,249
1.3.2.3	MACHINERY AND EQUIPMENT	1,972,673	1,267,394
1.3.2.4	FORESTS	320,156	297,786
1.3.2.5	DATA PROCESSING EQUIPMENTS	21,286	22,136
1.3.2.6	CONSTRUCTION IN PROGRESS	226,220	932,619
1.3.2.7	GOODS OF THE ADMINISTRATIVE SECTION AND OTHER GOODS	10,525	14,989
1.3.3	DEFERRED CHARGES	17,034	18,238
1.3.3.1	INDUSTRIAL	15,809	16,535
1.3.3.2	FORESTS	0	2
1.3.3.3	ADMINISTRATIVE	1	74
1.3.3.4	OTHERS	1,224	1,627

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
2	TOTAL LIABILITIES	5,669,818	5,414,786
2.1	CURRENT LIABILITIES	455,900	630,112
2.1.1	LOANS AND FINANCING	293,955	159,150
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	94,797	82,476
2.1.4	TAXES	6,032	77,339
2.1.5	DIVIDENDS PAYABLE	1,034	744
2.1.6	PROVISIONS	18,110	12,857
2.1.6.1	VACATION AND 13rd SALARY	11,188	8,903
2.1.6.2	PROFIT SHARING	6,922	3,954
2.1.7	LOANS FROM RELATED PARTIES	41,953	117,485
2.1.7.1	ADVANCES FROM SUBSIDIAIES	41,718	117,312
2.1.7.2	OTHERS	0	0
2.1.7.3	OTHER DEBTS TO SUBSIDIARIES	235	173
2.1.8	OTHERS	19	180,061
2.1.8.1	OTHERS	19	61
2.1.8.2	PROPOSED DIVIDENDS	0	180,000
2.2	LONG-TERM LIABILITIES	2,839,480	2,320,572
2.2.1	LOANS AND FINANCING	1,643,012	1,316,615
2.2.2	DEBENTURES	0	0
2.2.3	PROVISION	192,254	181,180
2.2.3.1	LABOR CONTINGENCIES	12,947	13,492
2.2.3.2	TAX CONTINGENCIES	172,652	161,790
2.2.3.3	OTHERS	6,655	5,898
2.2.4	LOANS FROM RELATED PARTIES	995,540	813,260
2.2.4.1	ADVANCES FROM SUBSIDIARIES	995,540	831,260
2.2.5	OTHERS	8,674	9,517
2.2.5.01	SUPPLIERS	8,674	9,517
2.2.5.02	OTHERS	0	0

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
2.5	STOCKHOLDER'S EQUITY	2,374,438	2,464,102
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	600,623	600,623
2.5.4.1	LEGAL	122,946	122,946
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	561,818	561,818
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(84,141)	(84,141)
2.5.4.7.1	TREASURY STOCK	(84,141)	(84,141)
2.5.5	RETAINED EARNINGS	(80,692)	8,972

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 04/01/2002 TO : 06/30/2002	4 – FROM : 01/01/2002 TO : 06/30/2002	5 – FROM : 04/01/2001 TO : 06/30/2001	6 – FROM : 01/01/2001 TO : 06/30/2001
3.1	GROSS SALES AND SERVICES REVENUE	291,193	513,997	259,672	545,129
3.2	SALES TAXES AND OTHER DEDUCTIONS	(1,168)	(2,579)	(1,868)	(4,289)
3.3	NET SALES REVENUE	290,025	511,418	257,804	540,840
3.4	COST OF GOODS SOLD	(229,804)	(418,037)	(190,772)	(348,886)
3.5	GROSS PROFIT	60,221	93,381	67,032	191,954
3.6	OPERATING (EXPENSES) INCOME	(237,086)	(247,408)	(30,424)	(46,224)
3.6.1	SELLING	(5,873)	(10,667)	(4,965)	(8,960)
3.6.2	GENERAL AND ADMINISTRATIVE	(12,123)	(22,650)	(8,990)	(17,555)
3.6.3	FINANCIAL	(400,508)	(418,724)	(67,281)	(129,777)
3.6.3.1	FINANCIAL INCOME	92,277	125,205	74,887	176,221
3.6.3.2	FINANCIAL EXPENSES	(492,785)	(543,929)	(142,168)	(305,998)
3.6.4	OTHER OPERATING INCOME	495	867	105	358
3.6.5	OTHER OPERATING EXPENSES	(5,852)	(9,628)	(4,478)	(7,044)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	186,775	213,394	55,185	116,754
3.7	OPERATING INCOME (LOSS)	(176,865)	(154,027)	36,608	145,730
3.8	NON-OPERATING (EXPENSES) INCOME	(2,753)	(3,454)	(1,994)	(2,621)
3.8.1	INCOME	1,862	2,577	116	367
3.8.2	EXPENSES	(4,615)	(6,031)	(2,110)	(2,988)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(179,618)	(157,481)	34,614	143,109
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	73,134	62,063	631	(14,109)
3.11	DEFERRED INCOME TAX ES	16,820	14,726	5,239	2,515
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(89,664)	(80,692)	40,484	131,515
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,032,071	1,032,071	1,032,071	1,032,071
	EARNINGS PER SHARE			0,03923	0,12743
	LOSS PER SHARE	(0,08688)	(0,07818)	-	

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

R$ Thousands

1 Operations

The Company, based in Aracruz, in the state of Espírito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Trading Ltd. And Aracruz Celulose (USA), Inc.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.) and (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A., Earth Glides Agricultural Ltda and Alcoprado Empreendimentos e Participações Ltda) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

On December 17, 1999, the Company discontinued its chemical products manufacturing, having sold its electrochemical plant to Canadianoxy Chemicals Holdings Ltd. On this date, the two companies signed a long term contract for Canadianoxy to supply chemical products to the Company for a period of 25 years. The contract is renewable for an additional ten year period under terms and conditions substantially similar to contracts signed in the normal course of business (see Note 11).

The Company's Board of Directors, in a meeting held on June 5, 2000, decided to proceed with its expansion project. The project consists in a new pulp line with a capacity of 700,000 tons that, with additional optimization of the two existing lines, from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo state to 2 million tons a per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. Construction began in the second semester of 2000 and the new plant entered in operation in May of 2002, reaching full capacity the following year.

The total estimated investment in the expansion project is approximately US$ 825 million, of which US$ 575 million will be invested in the production line and the balance in land, forest and other investments.

In this context, the Company acquired the company Terra Plana Agropecuária and Alcoprado Emprrendimentos LTda, whose assets are comprised of 26 thousand hectares of lands appropriate for planting eucalyptus trees.

Additionally, in October of 2000, Aracruz Celulose S.A. signed an agreement with Stora Enso and Odebrecht to acquire a 45% interest in Veracel Celulose S.A. The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the end of 2002, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

1.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

In order meet the expected increase in production arising from the Company's expansion project, the Board of Directors approved the construction of a port facility in Caravelas, Bahia, and the expansion of the Company's port facility in Barra do Riacho, Espírito Santo for a total expected cost of approximately US$ 20 million. The project also contemplates the expansion of the Portocel Barra do Riacho Specialized Terminal, located in Barra do Riacho,ES.

Construction begam on the second semester of 2001 and is expected to be finalized on the second semester of 2002.

2 Significant accounting principles

The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9.249/95, no longer requires recognition of the effects of inflation on the financial statements.

a) Income statement items are recorded based on the accrual method.

b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of June 30, 2002; ii) depreciation on straight-line basis over the related assets' estimated useful lives; iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda (incorporated in May 2000), Terra Plana Agropecuária Ltda. and a 45% interest Veracel Celulose S.A controlada em conjunto.

The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

In accordance with CVM Instruction CVM 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows, which was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities, and it is being presented in the final part of this report

The statement of value added was prepared in accordance with the sample model proposed by the Institute of Accounting, Actuarial and Financial Research of the São Paulo University. The presentation of the statement of value added is in line with the incentive given by CVM as to the voluntary disclosure of this nature, as described in the Instruction Reports No. 15/87 and No. 24/92 and in Circular Letter No. 01/00.

The statement of value added prepared by the Company presents the results of operations for the year based on the generation and allocation of funds, and the main beneficiaries of the resources generated by the Company's activities are: its employees, the government, the capital of third parties and the Company's own capital.

3 Debt securities

These comprise Central Bank Bonds (NBC-AND), subject to the U.S. dollar variation, and Certificates of Deposit with prime institutions, indexed to the "CDI", partially swapped to U.S. dollars, with maturity dates ranging from December 2002 to June 2004.

4 Trade accounts receivable

	Parent company		Consolidated	
	06/30/2002	03/31/2002	06/30/2002	03/31/2002
Domestic sales	7,746	9,006	7,746	9,006
Export sales				
Subsidiaries	150,148	150,587		
Others			269,340	172,589
Allowance for doubtful accounts			(2,456)	(2,006)
Advances on export contracts		(29,366)		
	157,894	130,227	274,630	179,589

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

5 Related parties

Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a) Subsidiaries

							Parent Company
	Aracruz Trading S.A.	Aracruz Celulose (USA) Inc	Mucuri Agroflorestal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	2002	Total 2002
Balance sheet						June	March
Current assets (1)	150,148				10	150,158	121,175
Long-term assets	29,373		459		10,440	40,272	29,736
Current liabilities	56,864			235		57,099	122,016
Long-term liabilities	1,422,200					1,422,200	1,161,800
						2002	2001
Result						June	June
Sales revenue	442,904	24,023			98	467,025	518,538
Financial expenses, Net	274,102	(2,413)				271,689	85,237

(1) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading S.A. –(March 2002 R$ 29,366).

(b) Stockholders and affiliated companies

					Consolidated
	Stockholders		Affiliated companies		
	BNDES - National Bank for Economic and Social Development	Bank Safra S.A.	James River Corporation	2002	Total 2002
				June	March
Current assets		16	12,723	12,739	10,373
Current liabilities	68,321			68,321	111,754
Long-term liabilities	863,814			863,814	566,932
				2002	2001
Income statement				June	June
Revenues (*)			36,657	36,657	26,324
Financial expenses (*)	70,839		(2,242)	68,597	31,871

(*) For the three-month period ended September, 30.

6 Taxes recoverable

(a) Tax credits

	Parent company		Consolidated	
	06/30/2002	**03/31/2002**	**06/30/2002**	**03/31/2002**
Deferred income tax and social contribution				
Tax loss carryforwards	38,311	24,446	43,335	24,482
Temporary differences	(27,796)	(25,150)	(27,796)	(25,150)
Negative basis for social contribution on earnings	16,745	11,145	18,550	11,158
Social contribution on earnings - estimate			2	7
Income tax to be recovered or offset				
Income tax resulting from the monetary correction differential between the IPC and BTNF indexes – provided for by article 3 of Law Nº 8.200/91	40,588	39,854	40,588	39,854
Withholding income tax on securities	168,840	164,281	169,897	165,275
Value-added tax on sales and services - ICMS (i)	153,953	134,144	156,470	136,356
Provisão para perda nos créditos do ICMS	(30,333)	(27,247)	(30,333)	(27,247)
Others	14,535	12,038	22,206	14,108
	374,843	333,511	392,919	338,843
Short-term	115,812	104,281	126,973	109,510
Long-term	259,031	229,230	265,946	229,333

(i) Based on the outcome of recent market negotiations of similar credits, the Company, with the purpose to adequate its credits to the probable realization value, accounted a provision for losses, in the income statement in the line "Other operational expenses/revenues

(b) Income tax and social contribution in the statement of operations result from:

	Parent Company		Consolidated	
	06/30/2002	**06/30/2001**	**06/30/2002**	**06/30/2001**
Net income before income tax, social contribution and minority interest	(157,481)	143,109	(161,897)	150,740
Income tax and social contribution at enacted rates of 34%	(53,544)	48,657	(55,045)	51,252
Adjustments to derive effective tax rate				
Equity in results of subsidiaries – non-taxable	(27,131)	(39,696)	(27,131)	(39,696)
Depreciation, amortization, depletion and disposals - Art. 2. Law 8200/91	3,133	3,104	3,133	3,104
Contributions and donations	242	274	242	274
Other permanent differences		(745)	(3,413)	(661)
Unrealized income	511		(33)	(161)
Income tax and social contribution	(76,789)	11,594	(82,247)	14,112
Income tax and social contribution				
Current	(62,063)	14,109	(61,208)	14,303
Deferred	(14,726)	(2,515)	(21,039)	(191)

(i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of approximately R$ 76,900 (March 31, 2001 – R$ 44,400). Tax credits are presented net of provision.

7 Investments - parent company

									2002
	Aracruz Trading S.A.	Aracruz Celulose (USA), Inc.	Mucuri Agroflo-restal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Veracel Celulose S.A (i)	Terra Plana Agrope-cuária Ltda (ii)	Alcoprado Empreen-dimento e Participa-ções Ltda	Total
(a) In subsidiaries									
Interest in voting capital - %	100	100	100	51	100	45	100	100	
At March 31, 2002									
Subscribed and paid-up capital	467,754	569	71,130	1,248	79,714	273,571	2,826	813	
Stockholders' equity	702,899	12,739	69,005	1,382	23,390	244,274	2,826	813	
Net income (loss) for the quartely	93,647	2,137		103	(6,074)	(9,548)			
Investment movement									
At January 01	504,744	8,550	69,005	643	29,464	119,471	2,826	813	735,516
Reversal of Proposed dividends receivable				9					9
Equity in the results of subsidiaries	198,155	4,189		53	(6,074)	(9,548)			186,775
At June 30	702,899	12,739	69,005	705	23,390	109,923	2,826	813	922,300
(b) Acquisition of investment goodwill						25,329	33,550	12,187	71,066
	702,899	12,739	69,005	705	23,390	135,252	36,376	13,000	993,366
(c) Other investments, derived substantially from fiscal incentives									346
At June 30									993,712

(i) The goodwill paid in the acquisition of the investment in Veracel Celulose S.A., in the amount of R$ 27,333, is based on the fundamental economic and market value of the assets of the company, and has been amortized the amount of R$ 2,004 during the first quarter of 2002.

(ii) The goodwill paid in the acquisition of the company Terra Plana Agropecuária Ltda (ii) it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 20,885 and R$ 12,665, respectively.

(iii) The goodwill paid related to the acquisition of Alcoprado Empreendimentos e Participações Ltda., in the amount of R$ 12,187, was economically provided by the fair value of the land, which represent one of the company's assets.

The amortization criteria for the portion of the goodwill based on the market value of the assets will be in accordance with the realization of the market value, while the portion of the goodwill based on future profitability will be allocated to the cost of forest formation and recognized in the statement of operations in the period the forests are cut.

(iv) The form exchange gain is included in equity results on income statement.

8 Loans and financing

	Annual rate of interest %	Parent Company 06/30/2002	Parent Company 03/31/2002	Consolidated 06/30/2002	Consolidated 03/31/2002
Local currency / "basket of currencies"					
Loans indexed to TJLP	7.8 to 11	676,611	417,544	756,379	491,779
Loans indexed to "basket of currencies"	11. 32 to 11.62	141,440	113,052	195,810	118,462
Foreign currency (US Dolar)					
Loans linked to securitization of export receivables	5.98			714,528	585,371
Euronotes/Eurobonds	9	441,806	353,071		
Advances on export contract / Prepayment	3.52 to 3.69	516,809	445,171	516,809	445,171
Exchange advances delivered (ACE's)	5.56 to 5.80				29,366
Loans / financings US$	3.49 to 7.08	160,301	146,927	479,548	492,503
		1,936,967	1,475,765	2,663,074	2,162,652
Current portion (including accrued interest)		(293,955)	(159,150)	(320,593)	(267,480)
Long-term maturities		1,643,012	1,316,615	2,342,481	1,895,172
2003		713,539	715,255	303,124	391,027
2004		353,955	261,590	781,520	613,515
2005		134,541	80,943	294,319	213,698
2006		131,471	78,435	293,353	210,415
2007 to 2011		309,506	180,392	670,165	460,517
		1,643,012	1,316,615	2,342,481	1,895,172

In 1995, Aracruz Trading S.A. made private placements on the international market of trust certificates in credits linked to an Export Receivables Securitization Program, guaranteed by Aracruz Celulose S.A., in the total value of US$ 200 million; At March 2002, the remaining balance, was repaid earlier in June 2002 , was liquidated in advance. In August 1995, Aracruz Trading S.A. used the resources originating from of this program to acquire the full amount of an issue of US$ 150 million in unsecured notes, with interest of 9% p.a. and maturity in August 2003, issued by its parent company Aracruz Celulose S.A; accordingly these amounts have been offset against each other in the consolidated financial statements

At June 30, 2002, Aracruz Celulose S.A. (parent company) held loans in the total amount of R$ 895,8 million (December 2001 – R$ 620,0 million), obtained mainly from its stockholder BNDES – National Bank for Economic and Social Development, subject to interest from 3.49% to 11.62% per annum, to be amortized in the period from 2002 to 2009.

The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May and June 2004 and annual interest rates at 3.49% at 3.63%, secured against future export sales receivables.

At June 30, 2002, Aracruz Celulose S.A. holds in treasury 180,000 debentures, with a unit value of R$ 1,724.25 (12/31/2001 – R$ 1,655.08), issued in 1982 and 1990 and repurchased in 1992.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received from a trust and advanced to the Company US$ 250 million, as a issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and is being repaid in 60 monthly installments beginning May 1, 2004, with monthly interest payments which began in March 1, 2004. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

9 Financial Instruments (CVM Instruction Nº 235/95)

(a) Risk management

A Companhia opera internacionalmente e está exposta a riscos de mercado advindos de mudanças de cotações de moedas estrangeiras e de taxas de juros. A empresa tem como política não correr riscos advindos de descasamentos cambiais de ativos e passivos monetários.

A exposição da empresa a passivos em dólar não representa um risco, pois ela possui o "hedge" natural das suas exportações. O impacto negativo nos resultados proveniente da variação cambial dos empréstimos em dólar tem efeito imediato no resultado contábil. Do ponto de vista econômico e financeiro as maiores obrigações futuras de pagamento em moeda local são mais do que totalmente compensadas pelo crescimento da receita operacional, uma vez que quase a totalidade das vendas é dirigida ao mercado externo.

Considerando que há financiamentos captados pela Companhia denominados em reais, a administração da Companhia vem aplicando parte de seus recursos financeiros em títulos e outros ativos vinculados à moeda Real para minimizar a exposição ao risco de flutuações cambiais.

Adicionalmente, são utilizados instrumentos financeiros derivativos para redução dos riscos de câmbio e de juros sem, entretanto, serem lançados com propósitos comerciais.

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at June 30, 2002 can be summarized as follows:

FINANCIAL INSTRUMENTS	PARENT COMPANY		CONSOLIDATED	
	ACCOUNTING	MARKET	ACCOUNTING	MARKET
Assets				
Cash and cash equivalents	105	105	20,992	20,992
Marketable securities			67,938	67,938
Debt securities	704,966	704,966	705,034	705,034
Liabilities				
Short and long-term financing (interests included)	1,936,967	1,936,967	2,663,074	2,683,113

Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

(c) Financial derivatives

Os valores dos derivativos financeiros, que foram contratados para reduzir os riscos de câmbio e de juros, em 30 de junho de 2002, referem-se a contratos de "swap" de moedas (variação cambial do dólar norte-americano mais coupom versus reais mais 100% do "CDI") com valor nocional líquido de R$ 181 milhões (US$ 72 milhões) com vencimentos de outubro a dezembro de 2002 e a contratos de "swap" de taxa de juros ("TJLP" versus um percentual do "CDI") com valor nocional agregado de R$ 278 milhões (US$ 98 milhões) com vencimentos em junho de 2003.

10 Contingencies

The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

(a) Labor claims

The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

At June 30, 2002, the Company maintained provisions in the approximate amounts of R$ 2,900 (unhealthy and dangerous work conditions) and R$ 10,000 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,200.

(b) National Institute of Social Security - INSS

In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

At June 30, 2002, the Company's judicial deposits amounted to approximately R$ 16,200; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c) Land demarcation

The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

At June 30, 2002, the Company had donated approximately R$ 3,8 million (during 2002 - R$ 0,5 million) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".

(d) Pis / Cofins

The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 104,300, after considering the adjustment for the change in SELIC.

(e) Income tax and social contribution related to the Plano Verão

In December 1994, the Company petitioned the Tribunal Regional Federal da 2ª região (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 49,800.

(f) ICMS

Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espírito Santo State, the Company received tax assessments in the amount of R$ 68,3 million (Espírito Santo) and R$ 16,8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espírito Santo State amounting to R$ 85,9 million at May 31, 2001, R$ 63,7 million were approved. The remaining amount of R$ 22,2 million was considered undue.

Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.

(g) Other

The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 18,500. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 11,400.

11 Commitments

In connection with the sale of the electrochemical plant, the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 4 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract.

12 Relevants matters

(a) Parlamentary Inquiry Comission

In March 2002, the Espírito Santo State legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of the Company's permits and the process of acquisition of the Company's properties since its installation in Espírito Santo State. The Company's management is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations.

(b) Acquisition of Florestas Rio Doce S.A.

In June 2002, the Company, in conjunction with Bahia Sul Celulose S.A. (Bahia Sul), signed with Companhia Vale do Rio Doce – CVRD and its subsidiary Florestas Rio Doce S.A. (FRDSA) a memorandum of understanding according to which the parties thereto established the basic conditions for the Company and Bahia Sul jointly acquiring land and planted forests of FRDSA located in the municipally of São Mateus, State of Espírito Santo.

Such assets comprise approximately 40,000 hectares of land and eucalyptus, with an estimated price, subject to specific future analysis, of R$ 137 million (equivalent to US$ 48 million at June 30, 2002). The Company and Bahia Sul will each hold 50% of the total assets.

* * *

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

04.01 - NOTES TO THE FINANCIAL INFORMATION

Supplemental Information

1 **Statement of cash flows**

	Parent Company		Consolidated	
	2nd quarter		2nd quarter	
	2002	2001	2002	2001
Operating activities				
Net (loss) income for the period	(89,664)	40,484	(101,663)	63,172
Adjustments to net income	270,551	89,816	367,963	162,110
Decrease (increase) in assets	(96,492)	(22,464)	(145,236)	(80,657)
Decrease in liabilities	(60,869)	170,677	(65,707)	15,242
Cash provided by operating activities	23,526	278,513	55,357	159,868
Investing activities				
Debt securities	172,116	(70,542)	172,116	70,542
Fixed assets	(158,602)	(242,859)	(167,055)	(248,923)
Deferred charges			(1,041)	(2,979)
Proceeds from sale of property, plant and equipment	1,720	85	1,720	85
Cash used in investing activities	15,234	(313,316)	5,740	(322,359)
Financing activities				
Advances from client – Parent company	(77,895)			
Loans and financings				
Additions	460,052	543,341	475,755	786,131
Repayments	(241,225)	(373,984)	(326,648)	(135,793)
Cash dividends	(179,710)	(136,662)	(179,727)	(136,662)
Financing activities				
Cash (used in) financing actives	(38,778)	34,695	(30,620)	513,676
Increase (decrease) in cash and cash equivalents	(18)	(108)	30,477	(351,185)
Cash and cash equivalents, beginning of period	123	274	58,453	36,993
Cash and cash equivalents, end of period	105	166	88,930	388,178

2 Statement of value added

	Parent Company		Consolidated	
	2nd quarter		2nd quarter	
	2002	2001	2002	2001
Income	288,372	257,483	386,467	354,477
Consumables acquired from third parties	(176,616)	(135,453)	(207,846)	(162,970)
Gross value added	111,756	122,030	178,621	191,507
Retentions				
Depreciation, amortization and depletion	(57,020)	(53,307)	(57,896)	(54,057)
Net value added generated by the Company	54,736	68,723	120,725	137,450
Received in transfers				
Financial income - including monetary and exchange variations	92,277	74,888	115,436	66,806
Equity in results of subsidiary companies	186,775	55,185		
Available value for distribution	333,788	198,796	236,161	204,256
Distribution of value added				
Government and community				
Taxes and contributions	(91,240)	(199)	(101,903)	11,136
Support, sponsorship and donations	1,236	918	1,260	918
Employees	26,611	23,104	29,413	25,359
Interest on third parties' capital				
Financial expenses	491,871	134,657	414,080	103,838
Capitalized interest	(5,026)	(167)	(5,026)	(167)
Income withheld	(89,664)	40,483	(101,663)	63,172
Total distributed and withheld	333,788	198,796	236,161	204,256

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER

Aracruz presented consolidated loss income for the three-months- period ended at June 30, 2002 of R$ 101,663, compared with the consolidated net income of R$ 63,172 in the same period of 2001. The results of the period refleted mainly the impacts of exchange rate variation a lower pulp price and higher cost of products which was particulary of set by the higher value of sales.

Aracruz finished goods at June 30, 2002 was 122,000 tons, compared to 97,000 tons at March 31, 2002.

1. OPERATIONAL ACTIVITIES

- **Commercial Performance**

The pulp sales in the quarter were 363,000 tons (consolidated – 359,000 tons), representing an increase of 11% compared to the same period of last year and 96% represented sales for clients outside of Brazil. The net average price during the second quarter was US$ 317/t (consolidated – US$ 409/t), 8% lower than the same period of 2001 - US$ 345/t (consolidated – US$ 438/t). The unitary sales costs, for the three-month period ended at June 30, 2002 was 9% higher than the same period of the prior year, mainly because the increase in the production costs, freight and insurance costs.

- **Operational Performance**

During the second quarter, the Company produced 385,000 metric tons, 25% higher than the same quarter of 2001. The average production cost for the three-month period ended June 30, 2002 was 9% higher than in the comparative period in the prior year, mainly because the increase of the wood costs (volumes and unit cost increases) and the chemicals produts used in the production process.

Parent Company

Cost Analysis	**2nd Quarter**	
R$ per metric ton	**2002**	**2001**
Cost of goods sold (*)	634	584
Selling expenses	16	15
General and administrative expenses	33	27
Other operational expenses, net (**)	15	13
Total	**698**	**639**
Production cost (R$ per metric ton)	**531**	**487**
Tonnage sold (thousands)	**362,624**	**326,912**
Tonnage produced (thousands)	**384,684**	**308,624**

(*)Includes the average cost of inventories plus freight, insurance and other indirect costs. R$ 100/ton (2001 – R$ 101/ton).

(**) Does not include monetary / exchange variation, financial income / expenses and equity in the results of subsidiaries.

2. EVOLUTION OF INDEBTEDNESS

Parent Company
R$ thousands

	06/30/2002	03/31/ 2002
• Local currency	676,611	535,596
• Foreign currency	1,260,356	945,169
• Cash and cash equivalents *(*)*	705,071	830,617
Net debt	**1,231,896**	**645,148**

(*) Includes debt securities.

Consolidated
R$ thousands

	06/30/2002	03/31/ 2002
• Local currency	756,379	615,241
• Foreign currency	1,906,695	1,547,411
• Cash and cash equivalents *(**)*	793,964	889,015
Net debt	**1,869,110**	**1,273,637**

(**) Includes debt securities.

3. OPERATIONAL INVESTMENTS

During the quarter, the Company invested R$ 158,6 million (consolidated - R$ 168,1 million), compared with R$ 242,5 million (consolidated - R$ 251,9 million) in the comparative period in the previous year. The Company invested basically in its production (R$ 5,3 million), expansion project Fiberline C (R$ 116,7 million), land acquisition (R$ 1,2 million) and forestry activities (R$ 35,6 million) (consolidated). Silviculture projects required R$ 31,2 million (72%) of the forestry investments.

The other investments totaled R$ 9,3 million, included Aracruz Produtos de Madeira S.A. and Veracel Celulose S.A..

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
1	TOTAL ASSETS	5,363,201	5,185,627
1.1	CURRENT ASSETS	1,375,844	1,339,940
1.1.1	CASH AND CASH EQUIVALENTS	88,930	58,453
1.1.2	CREDITS	421,360	303,334
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	274,630	179,589
1.1.2.2	EMPLOYEES	3,039	2,664
1.1.2.3	SUPPLIERS	7,231	5,995
1.1.2.4	TAXES	126,973	109,510
1.1.2.5	OTHERS	9,487	5,576
1.1.3	INVENTORIES	151,260	134,345
1.1.3.1	SUPPLIES	49,360	39,373
1.1.3.2	RAW MATERIALS	21,582	23,076
1.1.3.3	FINISHED GOODS	72,979	64,349
1.1.3.4	PRODUCTSD IN PROCESS	6,803	7,053
1.1.3.5	OTHERS	536	494
1.1.4	OTHERS	714,294	843,808
1.1.4.1	DEBT SECURITIES	705,034	830,562
1.1.4.2	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.3	PREPAID EXPENSES	9,250	13,236
1.1.4.4	RETENTIONS ON FINANCING CONTRACTS	0	0
1.1.4.5	OTHERS	10	10
1.2	LONG-TERM ASSETS	351,478	312,064
1.2.1	CREDITS	305,375	266,452
1.2.1.1	SUPPLIERS	39,429	37,119
1.2.1.2	TAXES	265,946	229,333
1.2.1.3	CUSTOMER	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHERS	0	0

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
1.2.3	OTHERS	46,103	45,612
1.2.3.1	DEBT SECURITIES	41	41
1.2.3.2	ESCROW DEPOSITS	36,943	36,579
1.2.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0
1.2.3.4	OTHERS	9,119	8,992
1.3	FIXED ASSETS	3,635,879	3,533,623
1.3.1	INVESTMENTS	13,028	14,339
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	12,662	13,973
1.3.1.3	OTHER COMPANIES	366	366
1.3.2	PROPERTY, PLANT AND EQUIPMENT	3,526,335	3,420,733
1.3.2.1	LAND	465,320	462,620
1.3.2.2	BUILDINGS	363,574	281,292
1.3.2.3	MACHINERY AND EQUIPMENT	2,010,082	1,303,633
1.3.2.4	FORESTS	374,869	351,011
1.3.2.5	DATA PROCESSING EQUIPMENTS	22,816	23,699
1.3.2.6	CONSTRUCTION IN PROGRESS	248,772	952,012
1.3.2.7	GOODS OF THE ADMINISTRATIVE SECTION AND OTHER GOODS	40,902	46,466
1.3.3	DEFERRED CHARGES	96,516	98,551
1.3.3.1	INDUSTRIAL	15,809	16,535
1.3.3.2	FORESTS	0	2
1.3.3.3	ADMINISTRATIVE	0	74
1.3.3.4	DEFERRED PREOPERATIONAL	80,707	81,940
1.3.3.5	OTHERS	0	

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
2	TOTAL LIABILITIES	5,363,201	5,185,627
2.1	CURRENT LIABILITIES	460,293	638,673
2.1.1	LOANS AND FINANCING	320,593	267,480
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	109,266	92,457
2.1.4	TAXES	8,737	83,184
2.1.5	DIVIDENDS PAYABLE	1,034	744
2.1.6	PROVISIONS	19,598	14,042
2.1.6.1	VACATION AND 13rd SALARY	12,620	10,055
2.1.6.2	PROFIT SHARING	6,978	3,987
2.1.7	LOANS FROM RELATED PARTIES	0	0
2.1.8	OTHERS	1,065	180,766
2.1.8.1	PROPOSED DIVIDENDS	0	180,017
2.1.8.2	OTHERS	1,065	749
2.2	LONG-TERM LIABILITIES	2,544,101	2,086,542
2.2.1	LOANS AND FINANCING	2,342,481	1,895,172
2.2.2	DEBENTURES	0	0
2.2.3	PROVISIONS	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	201,620	191,370
2.2.5.1	SUPPLIERS	8,674	9,517
2.2.5.2	TAX CONTINGENCIES	172,812	161,932
2.2.5.3	LABOR CONTINGENCIES	13,447	13,992
2.2.5.4	OTHERS	6,687	5,929
2.3	DEFERRED INCOME	0	0
2.4	MINORITY INTEREST	676	618

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 06/30/2002	4 – DATE – 03/31/2002
2.5	STOCKHOLDER'S EQUITY	2,358,131	2,459,794
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	0	0
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	600,623	600,623
2.5.4.1	LEGAL	122,946	122,946
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	561,818	561,818
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(84,141)	(84,141)
2.5.4.7.1	TREASURY STOCK	(84,141)	(84,141)
2.5.5	RETAINED EARNINGS	(96,999)	4,664

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 04/01/2002 TO : 06/30/2002	4 – FROM : 01/01/2002 TO : 06/30/2002	5 – FROM : 04/01/2001 TO : 06/30/2001	6 – FROM : 01/01/2001 TO : 06/30/2001
3.1	GROSS SALES AND SERVICES REVENUE	403,544	718,337	378,930	682,703
3.2	SALES TAXES AND OTHER DEDUCTIONS	(23,421)	(41,788)	(24,177)	(48,439)
3.3	NET SALES REVENUE	380,123	676,549	354,753	634,264
3.4	COST OF GOODS SOLD	(243,918)	(446,017)	(211,999)	(351,048)
3.5	GROSS PROFIT	136,205	230,532	142,754	283,216
3.6	OPERATING (EXPENSES) INCOME	(336,660)	(389,127)	(72,353)	(129,855)
3.6.1	SELLING	(20,298)	(36,167)	(12,270)	(21,698)
3.6.2	GENERAL AND ADMINISTRATIVE	(16,284)	(30,521)	(9,879)	(19,187)
3.6.3	FINANCIAL	(299,618)	(315,184)	(44,601)	(78,077)
3.6.3.1	FINANCIAL INCOME	115,435	142,165	66,806	174,785
3.6.3.2	FINANCIAL EXPENSES	(415,053)	(457,349)	(111,407)	(252,862)
3.6.4	OTHER OPERATING INCOME	8,002	12,672	174	279
3.6.5	OTHER OPERATING EXPENSES	(8,462)	(19,927)	(5,777)	(11,172)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0	0
3.7	OPERATING INCOME (LOSS)	(200,455)	(158,595)	70,401	153,361
3.8	NON-OPERATING (EXPENSES) INCOME	(2,627)	(3,302)	(1,994)	(2,621)
3.8.1	INCOME	1,988	2,728	116	367
3.8.2	EXPENSES	(4,615)	(6,030)	(2,110)	(2,988)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(203,082)	(161,897)	68,407	150,740
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	72,286	61,208	440	(14,303)
3.11	DEFERRED INCOME TAX ES	29,184	21,039	(5,387)	191
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	REMUNERATION	0	0	0	0
3.14	MINORITY INTEREST	(51)	(31)	(288)	(243)
3.15	NET INCOME (LOSS) FOR THE PERIOD	(101,663)	(79,681)	63,172	136,385
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,032,071	1,032,071	1,032,071	1,032,071
	EARNINGS PER SHARE			0,06121	0,13215
	LOSS PER SHARE	(0,09850)	(0,07720)		

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

08.01 - COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE QUARTER

The comments related to the Company's consolidated performance for the quarter are presented together with the comments related to the Company's performance in section 5.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

CHARACTERISTICS OF ISSUE		1- ISSUED	2- ISSUED
01	ISSUE ORDER NO.	5TH	5TH
02	NO. OF REGISTER CVM	SEP/GER/DEB-90/033	SEP/GER/DEB-90/043
03	DATE OF REGISTER CVM	05/31/1990	08/10/1990
04	SERIES ISSUED	FIRST SERIES	SECOND SERIES
05	TYPE	NOMINATIVE NON-ENDORSABLE	NOMINATIVE NON-ENDORSABLE
06	NATURE	PUBLIC	PRIVATE
07	DATE OF ISSUE	05/01/1990	05/01/1990
08	MATURITY DATE	05/01/2005	11/01/2005
09	TYPE OF DEBENTURE	SUBORDINATED	SUBORDINATED
10	INTEREST	TR + 6% P.A.	TR + 6% P.A.
11	PREMIUM / DISCOUNT	-	-
12	FACE VALUE IN R$	1,724,25	1,724,25
13	AMOUNT ISSUED IN R$ ('000)	145,773	145,773
14	QUANTITY ISSUED	90,000	90,000
15	DESTINATION OF DEBENTURES ISSUED	-	-
15.1	IN CIRCULATION	-	-
15.2	IN TREASURY	90,000	90,000
16	LAST INTEREST-RENEGOTIATION DATE	10/01/1995	10/01/1995

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

15.01 – INVESTMENT PROJECTS

The comments related to investments are presented in note 3 of section 05.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

Shareholders with over 5% of common shares.

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
01	Newark Financial Inc.	-	B.V. Islands	-	127,506	28.00	-	-	127,506	11.83
02	Sodepa S.A.	43.826.833/0001-19	Brazilian	SP	127,506	28.00	85,611	13.75	213,117	19.77
03	Arapar S.A.	29.282.803/0001-68	Brazilian	RJ	127,494	28.00	-	-	127,494	11.83
04	BNDES Participações S.A.	00.383.281/0001-09	Brazilian	RJ	56,881	12.49	60,162	9.66	117,043	10.86
97	Treasuary Stock	-	-	-	483	0.10	45,366	7.29	45,849	4.25
98	Others	-	-	-	15,521	3.41	431,390	69.30	446,911	41.46
99	Total				455,391	100.00	622,529	100.00	1,077,920	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01	NEWARK FINANCIAL INC.	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0101	VCP Exportadora e Participações S.A.	04.200.577-0001/27	Brazilian	SP	50,000	100.00			50,000	100.00
0199	Total				50,000	100.00			50,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101	VCP EXPORTADORA E PARTICIPAÇÕES S.A	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
010101	Votorantim Celulose e Papel S.A.	60.643.228-0001/21	Brazilian	SP	70,200,100	100.00			70,200,100	100.00
010199	Total				70,200,100	100.00			70,200,100	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101	VOTORANTIM CELULOSE E PAPEL S.A.	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
01010101	Votocel Filmes Flexiveis Ltda	61.397.246/0001-33	Brazilian	SP	18,804,569,388	88.95	616,942,976	3.59	19,421,512,364	50,68
01010102	Nova HPI Participações Ltda	65.785.669/0001-81	Brazilian	SP	2,335,920,930	11.05	147,955,225	0.86	2,483,876,155	6,48
01010103	Ações em Condomínio				3	0.00			3	0.00
01010104	BNDES Participações S.A. - BNDESPAR	00.383.281/0001-09	Brazilian	RJ			5,797,290,661	33.74	5,797,290,661	15.13
01010105	Cimento rio Branco S.A.	64.132.236/0001-64	Brazilian	SP			85,500,000	0.50	85,500,000	0.22
01010106	Outros						10,390,220,370	60.47	10,390,220,370	27.11
01010107	Ações em Tesouraria						144,300,000	0.84	144,300,000	0.38
01010199	Total				21,140,490,321	100.00	17,182,209,232	100.00	38,322,699,553	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101	VOTOCEL FILMES FLEXIVEIS LTDA	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0101010101	S.A. Indústrias Votorantim	61.082.582/0001-97	Brazilian	SP	1,822,296	36.31			1,822,296	36.31
0101010102	Empresa de Transportes CPT Ltda	62.272.216/0001-63	Brazilian	SP	1,050,758	20.94			1,050,758	20.94
0101010103	Hejoassu Asministração Ltda	61.194.148/0001-07	Brazilian	SP	2,145,295	42.75			2,145,295	42.75
0101010199	Total				5,018,349	100.00			5,018,349	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010102	NOVA HPI PARTICIPAÇÕES LTDA	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0101010201	Empresa de Transportes CPT Ltda	62.272.216/0001-63	Brazilian	SP	1,912,547	26.52			1,912,547	26.52
0101010202	S.A. Indústrias Votorantim	61.082.582/0001-97	Brazilian	SP	5,299,862	73.48			5,299,862	73.48
0101010299	Total				7,212,409	100.00			7,212,409	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101010101	S.A INDUSTRIAS VOTORANTIM	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
010101010101	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	1,744,364,346	95.82			1,744,364,346	95.82
010101010102	José Ermírio de Moraes Filho – espólio	039.682.948-15	Brazilian	SP	19,026,623	1.05			19,026,623	1.05
010101010103	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	19,026,623	1.05			19,026,623	1.05
010101010104	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	19,026,623	1.05			19,026,623	1.05
010101010105	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	19,026,623	1.05			19,026,623	1.05
010101010199	Total				1,820,470,838	100.00			1,820,470,838	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101010102	EMPRESA DE TRANSPORTES CPT LTDA	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
010101010201	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	349,650,000	99.90			349,650,000	99.90
010101010202	S.A. Indústrias Votorantim	61.082.582/0001-97	Brazilian	SP	350,000	0.10			350,000	0.10
010101010299	Total				350,000,000	100.00			350,000,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101010103	HEJOASSU ADMINISTRAÇÃO LTDA	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
010101010301	José Ermírio de Moraes Filho – espólio	039.682.948-15	Brazilian	SP	1	25.00			1	25.00
010101010302	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	1	25.00			1	25.00
010101010303	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	1	25.00			1	25.00
010101010304	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	1	25.00			1	25.00
010101010399	Total				4	100.00			4	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
02	SODEPA S.A.	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0201	Joseph Yacoub Safra	006.062.278-49	Brazilian	SP	12,965,176	49.99	5,473	18.24	12,970,649	49.96
0202	Moise Yacoub Safra	006.062.198-20	Brazilian	SP	12,965,176	49.99	5,473	18.24	12,970,649	49.96
0203	Others	-	-	-	2,106	0.02	19,054	63.52	21,160	0.08
0299	Total				25,932,458	100.00	30,000	100,00	25,962,458	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
0301	Lorenpar S.A.	29.302.148/0001-62	Brazilian	RJ	747,051,991	80.00	-	-	747,051,991	80.00
0302	Brusara Participações Ltda.	31.934.821/0001-29	Brazilian	RJ	186,762,998	20.00	-	-	186,762,998	20.00
0399	Total				933,814,989	100.00	-	-	933,814,989	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0301	LORENPAR S.A.	06/30/2002

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	11 - %
030101	Fort James International Holdings Ltd.	-	American	-	149,096,520	20.00	250,818,557	33.65	399.915,077	26.82
030102	Vitória Participações S.A.	68.622.505/0001-21	Brazilian	RJ	70,087,746	9.40	70,087,746	9.40	140,175,492	9.40
030103	Lorentzen Empreendimentos S.A.	33.107.533/0001-26	Brazilian	RJ	498,296,528	66.84	335,068,355	44.95	833,364,883	55.89
030104	Others	-	-	-	28,001,742	3.76	89,507,878	12.00	117,509,620	7.89
030199	Total				745,482,536	100.00	745,482,536	100.00	1,490,965,072	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030101	FORT JAMES INTERNATIONAL HOLDINGS LTD	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030102	VITÓRIA PARTICIPAÇÕES S.A.	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
03010201	Ronaldo Camargo Veirano	398.492.018-00	Brazilian	RJ	5,000	0.01	-	-	5,000	0.01
03010202	DnB Invest Holdings A/S	-	Norwegain	-	188,644,371	99.99	-	-	188,644,371	99.99
03010299	Total				188,649,371	100.00	-	-	188,649,371	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030102	DNB INVEST HOLDINGS A/S	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030103	LORENTZEN EMPREENDIMENTOS S.A.	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
03010301	Norbrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ	39,069,001	42.57	-	-	39,069,001	16.56
03010302	Oivind Harald Lorentzen	691.392.537-91	North-American	-	9,674,206	10.54	4,461,078	3.09	14,135,284	5.99
03010303	Vertex Participações S.A.	31.135.387/0001-17	Brazilian	RJ	14,785,714	16.11	20,843,598	14.46	35,629,312	15.10
03010304	Brasvest Holding S.A.	-	Luxemburger	-	4,921,097	5.36	24,702,697	17.13	29,623,794	12.56
03010305	Den Norske Bank	-	Norwegian	-	-	-	47,813,984	33.17	47,813,984	20.26
03010306	Per Arne Estate	-	North-American	-	2,506,222	2.73	16,612,193	11.52	19,118,415	8.10
03010307	Outros	-		-	3,839,869	4.19	26,003,911	18.04	29,843,780	12.65
03010308	Erling Sven Lorentzen	021.948.307-82	Norwegian		7,805,891	8.50			7,805,891	3.31
03010309	Nebra Participações Ltda	04.418.550/0001-86	Brasileira	SP	9,178,630	10.00	3,732,352	2.59	12,910,982	5.47
03010399	Total				91,780,630	100.00	144,169,813	100.00	235,950,443	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010301	NORBRASA EMPREENDIMENTOS S.A.	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
0301030105	Erling Sven Lorentzen	021.948.307-82	Norwegian	-	72,317,677	97.24	-	-	72,317,677	97.24
0301030105	Other	-	-	-	2,055,210	2.76	-	-	2,055,210	2.76
0301030199	Total				74,372,887	100.00	-	-	74,372,887	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010304	VERTEX PARTICIPAÇÕES S.A.	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
0301030402	DnB Invest Holdings A/S	-	Norwegian		188,644,371	99.99	-	-	188,644,371	99.99
0301030403	Ronaldo Camargo Veirano	398.492.018-00	Brazilian	RJ	5,000	0.01	-	-	5,000	0.01
0301030499	Total				188,649,371	100.00	-	-	188,649,371	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010304	DNB INVEST HOLDINGS A/S	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010305	BRAVEST HOLDING S.A	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010306	DEN NORSKE BANK	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010307	PER ARNE ESTATE	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010308	OUTROS	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030103011	NEBRA PARTICIPAÇÕES LTDA	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030104	OUTROS	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0302	BRUSARA PARTICIPAÇÕES LTDA.	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%
030201	Fort James International Holdings Ltd.	-	North-American	-	37,008,700	100.00	-	-	37,008,700	100.00
030202	Outros				1	0,00			1	
030299	Total				37,008,701	100.00	-	-	37,008,701	100.00

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030201	FORT JAMES INTERNATIONAL HOLDINGS LTD	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030202	OUTROS	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
04	BNDES PARTICIPAÇÕES S.A.	06/30/2002

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					6 - QU'TY	7 - %	8 - QU'TY	9 - %	10 - QU'TY	%

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

16.01 - Other relevants informations

Participation of Controllers, Administrators, Fiscal Council and in circulation.

Position in June, 2002

Shareholder	Common Stock	%	Preferred Stock A	%	Preferred Stock B	%	Total Shares	%
Controlling	**439,400,226**	**96.5**	**37,735,642**	**93.5**	**108,037,709**	**18.6**	**585,173,577**	**54.3**
Lorentzen (5)	127,506,457	28.0		0.0			127,506,457	11.8
Safra	127,506,457	28.0	27,735,642	68.7	57,875,517	9.9	213,117,616	19.8
VCP	127,506,457	28.0		0.0			127,506,457	11.8
BNDES	56,880,855	12.5	10,000,000	24.8	50,162,192	8.6	117,043,047	10.9
Administrating	**220,138**	**0.0**	**0**	**0.0**	**33,698**	**0.0**	**253,836**	**0.0**
Senior Management	220,138	0.0	0	0.0	99	0.0	220,237	0.0
Directors	0	0.0	0	0.0	33,599	0.0	33,599	0.0
Statutory Audit Committe	**10**	**0.0**	**0**	**0.0**		**0.0**	**10**	**0.0**
Treasury stock (1)	**483,114**	**0.1**	**35,301**	**0.1**	**45,330,292**	**7.8**	**45,848,707**	**4.3**
Other Shareholders (2)	**15,287,211**	**3.4**	**2,592,158**	**6.4**	**428,764,214**	**73.6**	**446,643,583**	**41.4**
Totals of emitted stocks (3)	**455,390,699**	**100.0**	**40,363,101**	**100.0**	**582,165,913**	**100.0**	**1,077,919,713**	**100.0**
Stocks in Circulation (4)	**15,507.359**	**3.4**	**2,592,158**	**6.4**	**428,797,912**	**73.7**	**446,897,429**	**41.5**

Obs.:

(1) Emitted actions and repurchased by Co., awaiting cancellation.
(2) Total of stocks less stocks in Treasury, members of the board fiscal , board of the directors (including substitutes) and controllers.
(3) Total number of subscript stocks and emitted by Co.
(4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
(5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

17.01 - Independent Accountant's limited review report

(A free translation of the original report in Portuguese on limited review of interim financial information prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.)

Report of Independent Accountants on Limited Review of Interim Financial Information

July 09, 2002

To the Directors and Shareholders
Aracruz Celulose S.A.

1 We have carried out limited reviews of the Quarterly Information - ITR of Aracruz Celulose S.A. (parent company and consolidated) for the quarters and periods ended June 30, March 31, 2002 and June 30, 2001. This information is the responsibility of the management of Aracruz Celulose S.A.

2 Our reviews were conducted in accordance with standards established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of and discussing with officials responsible for accounting, financial and operational matters the procedures adopted in the preparation of the Quarterly Information – ITR and (b) reviewing the information and subsequent events which have, or may have, a significant effect on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned Quartely Information – ITR prepared in accordance with Brazilian corporate legislation for it to be in conformity with the regulations of the Brazilian Securities Commission for the preparation of the Quarterly Information – ITR.

4 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information taken as a whole.

/s/PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" ES

/s/Marcos D. Panassol
Partner
Accountant CRC SP-155.975/O-8 "S" ES

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 – TAXPAYER Nº
0043-4	Aracruz Celulose S.A	42.157.511/0001-61

INDEX

EXHIBIT 2

ARACRUZ

COMPANHIA NÍVEL 1 MERCADO BOVESPA-BRASIL

First Semester 2002 Results

(Rio de Janeiro – July 11, 2002) – Operational and financial information of Aracruz (Bovespa: ARCZ) are presented based on consolidated numbers and in Reais according to the Corporate Legislation, unless otherwise indicated.

HIGHLIGHTS

Aracruz Fiberline C began operations in the last week of May, almost two months ahead of schedule. A total of 41.000 tons of pulp were produced in the new mill between its start-up date and the end of June. **Sales volumes** in the semester totaled 676.000 tons; **production** reached 704.000 tons and **inventories** stood at 122.000 tons. **EBITDA** (cash generation) of the period was R$ 275,1 million. Aracruz stated a consolidated **loss** in the first half of 2002 of R$ 79,7 million compared to the profit of R$ 136,4 million in the same period of last year. Results reflected mainly the impacts of the exchange devaluation occurred in the period. Because it obtains its revenues in Dollars and incurs in costs mostly in Reais, the Company expects that the devaluation initial negative impact should be set off during the next quarters.

	1st sem 2002	1st sem 2001	var %
Net Revenues (million R$)	676,5	634,3	7%
EBITDA/ LAJIDA (million R$)	275,1	340,8	(19%)
Net (Loss) Profit (million R$)	(79,7)	136,4	(158%)
Number of outstanding shares (million)	1.032	1.032	-
Profit per share (R$)	(0,08)	0,13	(161%)
Sales Volume (tons)	676.000	593.000	14%
Production Volume (tons)	704.000	614.000	15%
Inventories (tons)	122.000	145.000	(16%)
Average Net Pulp Price (R$/t)	991	1.062	(7%)
Net Debt / Total Capital	44%	24%	-
Manpower	1.665	1.691	(2%)

Complete release available in PDF on page:
www.aracruz.com.br

Additional Information:
Maurício Werneck
(21)3820-8131 invest@aracruz.com.br

Conference Call

Management would like to invite you to participate in its results Conference Call:
July 12, 2002 -- 11:00h (Rio de Janeiro time)
To join, please dial: **(1-719) 457-2633** (international phone call)
Call will also be webcast on Aracruz website

ARACRUZ AND THE CURRENT BRAZILIAN SCENARIO

Aracruz is largely protected against current difficulties affecting the Brazilian political and economic scenario:

- The company has already successfully obtained all the long-term funding needed for its investment projects. Debt maturity was extended with a US$ 250 million, 7-year securitization of export receivables program carried out last February and an approximate draw of R$ 693 million for long-term project financing from BNDES for Fiberline C investments. The company's operating cash generation was strengthened by the increase of revenues provided by the new production facility and will be sufficient for the repayment of maturing short-term debt and the remaining payments related to the new Mill project.

- The company had a liquidity mattress of R$ 782 million at the end of June invested in instruments issued by prime banks with daily liquidity and final maturities mostly in 2002. This amount should be maintained approximately at current levels until the end of the year.

- Recognizing Aracruz's natural protection in relation to the country risks and its solid balance sheet structure, the three major rating agencies (Fitch, S&P and Moody's) maintained the company's credit rating in local currency (BBB, BBB-, Baa3, respectively), in spite of the downgrade announced for Brazil and for most domestic companies.

- The company policy is not to take risks from exchange mismatches of local currency assets and liabilities. Therefore, the balance sheet, according to US GAAP which the company considers that best managerially reflects its risk exposure, is fully hedged in relation to its local currency exposure.

- In the balance sheet in reais, the company exposure to Dollar liabilities does not represent a risk, as it has the natural hedge of its exports. The negative impact on the results coming from the exchange variation of dollar loans has an accounting effect only. From the economic and financial viewpoint, the major future obligations of payments in local currency will be more than compensated by the growth of the operating income, since almost the total Sales are geared to the foreign market (97% in 2001).

- The majority of the company cost structure is incurred in local currency. Consequently the currency devaluation implies an increase in the operating margins, as the revenues, when translated into local currency, are proportionally increased with the currency devaluation, what does not occur with the majority of costs.

- In spite of the existing political uncertainties, all the presidential candidates' governmental programs expressly present the priority support to exports. All of them agree that the country's future economic growth will only be possible with generation of increasingly trade surpluses. The pulp market industry is eminently an exporter and Aracruz, with the additional export volumes from Fiberline C, will rank among the five major net trade surplus generators in Brazil.

GLOBAL PULP MARKET UPDATE

Norscan inventories decreased by more than 450.000 tons from February to May, 2002, reaching 1.412.000 tons at the end of May, or only 23 days of supply, compared to a normal operating level of 28 days. Shipments were stronger than in the same period of last year by around 10%.

The level of Eucalyptus pulp inventories in the hands of suppliers are very low and the demand remained strong in the major consumer markets. New pulp prices of US$510/t to Europe and North America and US$480/t to Asia were announced for July 1st and are already implemented.

The current conditions of inventories and the strong demand from the high quality printing and writing paper and tissue producers are expected to sustain the present positive price trend in the medium term.

PRODUCTION AND SALES

Pulp production totaled 704.000 tons during the first semester of 2002, 15% above the same period in 2001, mainly due to the 41.000 tons produced by Fiberline C between the end of May and the month of June. **Pulp Sales** totaled 676.000 tons, compared to 593.000 tons in the same period last year. **Inventories** were increased to 122.000 tons at the end of June, or 24 days of production, still below the balanced level of 30 days, considering the new capacity from Fiberline C.

	Europe	North America	Asia	Latin America	Brazil	Total
1st sem 2002	292.000 t (43%)	273.000 t (40%)	94.000 t (14%)	4.000 t (1%)	13.000 t (2%)	676.000 t
1st sem 2001	232.000 t (39%)	200.000 t (33%)	142.000 t (24%)	2.000 t (1%)	17.000 t (3%)	593.000 t

PERIOD RESULTS

Average net pulp price was R$ 991/t in the first semester of 2002, compared to R$ 1.062/t in the same period of 2001, reflecting mainly the dollar price drop (US$400/t – 1st sem. 2002; US$490/t – 1st sem. 2001), partially offset by the Real devaluation.

Net pulp and sawn wood operating revenues was R$ 676,5 million, R$ 42,2 million higher than in the same period of 2001.

Net pulp operating revenues was R$ 670,0 million in the first half of 2002 compared to R$ 629,9 million in the same period of last year reflecting mainly the higher sales volume (R$ 88,0 million), partially set off by lower pulp prices in Real (R$ 47,9 million).

Total cost of pulp and sawn wood sales reached R$ 446,0 million in the first semester compared to R$ 351,0 million in the same period of last year.

Cost of pulp sales was R$ 435,2 million (R$ 644/t), compared to R$ 341,7 million (R$ 576/t) in first semester of 2001, due mainly to the higher Sales volumes (R$ 47,7 million) and higher freight expenses (R$ 16,8 million). Production cost per ton in 2002 was R$ 529/t, compared to R$ 478/t in 2001, mainly due to the exchange variation impact on dollar denominated costs, higher chemicals consumption related to the start-up of Fiberline C and other effects on the production cost (R$ 31/t), and the effect of wood purchase (R$ 20/t in the semester)

Operating expenses in the first semester of 2002, before financial expenses and revenues and exchange variations, totaled R$ 73,9 million, compared to R$ 51,8 million in the same period of last year, mainly due to a R$ 8,0 million increase in the distribution expenses due to higher Sales volumes, R$ 5,4 million of provision for loss on ICMS credits, R$ 5,0 million in legal consulting fees, R$ 2,2 million of provision on doubtful credits and R$ 1,4 million referring to interest in Veracel operating results.

Net financial expenses, including **currency and exchange variations** totaled R$ 315,2 million in the first half of 2002, compared to R$ 78,1 million in the same period of 2001. This semester financial results as compared to the same period of last year reflected mainly the strong Real devaluation on Dollar denominated assets and liabilities (higher expenses in R$ 223,2 million) and the increase of net debt in the period (R$ 20,5 million), partially offset by capitalized interest related to the expansion project (R$ 14,5 million). The table below shows the exchange devaluation effects:

	R$ million	
Description	**1st sem./02**	**1st sem./01**
Cash and Equivalent	(41,1)	(112,5)
.Cash	*(5,4)*	*(2,4)*
.Securities and Papers	*(35,7)*	*(110,1)*
Accounts Receivable	(38,9)	(15,0)
Loans & Financings – Short Term	52,6	135,9
Loans & Financings – Long Term	295,0	39,8
Others (including suppliers)	5,8	2,0
Total	**273,4**	**50,2**

Income Tax and Social Contribution on Profit in the first semester of 2002 totaled a credit of R$ 82,2 million, compared to the expense of R$ 14,1 million in the same period of last year. The credit in the amount of R$ 115,0 million, posted in 2002, refers to tax losses in the parent company's in the period, partially offset by the provision of taxes payable in the amount of R$ 38,2 million on the profit obtained by offshore subsidiaries that were recognized as of the fourth quarter of last year, and which had not been, therefore, appropriated in the first semester of last year. On June 30, 2002, the accrued federal tax credit balance was approximately R$ 287 million that will be used to offset future IR/CS payments

Total **workforce** at t he end of the semester was 1.665 employees, compared to 1.691 at the end of the same period of 2001.

FINANCIAL ASSETS AND LIABILITIES

Gross debt on June 30, 2002 was R$ 2.663,1 million, 26% higher than at the end of last year. This increase is justified mainly by the operation of securitization of receivables in the amount of R$ 580,9 million, BNDES loans in the amount of R$ 275,1 million and by the effect of Real devaluation on dollar denominated liabilities (R$ 347,6 million), partially offset by the decrease in the loans balance related to exports (R$ 242,1 million), by the settlement of Eurobond in January 2002 (R$ 278,8 million) and other settlements with BNDES (R$ 66,7 million).

Gross Debt Structure:

	June 30, 2002	December 31, 2001
SHORT TERM DEBT		
Portion of Long Term Debt at short term		
Local Currencyl	69,4	77,2
Foreign Currency	235,1	379,4
Short Term Debt Instruments		
Local Currency		1,0
Foreign Currency		277,6
Accrued Interest		
Local Currency	2,6	2,4
Foreign Currency	13,5	32,8
Subtotal	**320,6**	**770,4**
LONG TERM DEBT		
Local Currency	684,4	427,5
Foreign Currency	1.658,1	910,1
Subtotal	**2.342,5**	**1.337,6**
Total Debt	**2.663,1**	**2.108,0**

Debt in local currency corresponds entirely to low cost BNDES (Brazilian Development Bank) loans in the total of R$ 756,4 million.

Total **debt maturity,** as follows:

	2002	2003	2004	2005	2006	2007 and beyond	total
Total Debt	103,5	520,2	781,5	294,3	293,4	670,2	**2.663,1**

Cash investments, at the end of the first half of 2002, totaled R$ 794,0 million, including R$ 654,7 million of local currency investments, R$ 75,4 million mostly invested in investment funds abroad (cash of Aracruz Trading) and the equivalent to R$ 63,9 million invested in Brazil in dollar indexed instruments. The increase in local currency investments resulted from the company balance sheet hedge policy that attempts to maintain the local currency assets and liabilities at the same levels. Local currency funding from BNDES for Fiberline C project increased consequently the company increase its the cash investments in local currency. Aracruz has a natural hedge in relation to dollar exposure as its invoicing is almost totally dollar indexed. Therefore the company seeks to eliminate the balance exposure to any other currency, including Real.

Balance Sheet R$ million	Monetary Items		Non monetary Items	Total
	R$ (hedged)	US$ (natural hedge)		
Assets	1.105	423	3.836	5.363
Liabilities	1.089	1.917	2.358	5.363
Difference	16	(1.494)		

Net debt was R$ 1.869,1 million as of June 30, 2002, higher than the R$ 1.106,8 million at the end of 2001. The increase resulted mainly from the above described variations added to capital investments (R$ 385,0 million) and payment of dividends (R$ 179,7 million), partially offset by cash operating generation. Net debt to total capital ratio at the end of the semester was 44%, compared to 31% at the end of last year.

Capital expenditures in the period were allocated as follows (R$ million):

1st sem. /02	Purpose
9,1	Land purchase for new plantings
244,4	Investments in Fiberline C project
18,6	Investments related to sea transportation of wood
24,3	Silviculture (Forestry)
296,4	**Total – Expansion Project**
36,0	Silviculture (Forestry)
14,6	Ongoing industrial investments
15,8	Other forestry investments
22,2	Miscellaneous projects
385,0	**Total Capital Expenditures**

The company expansion project of which the works started in January 2001 and which resulted in the construction of a third plant (Fiberline C) with total accrued investments (plant, land, forests and infrastructure) of R$ 1.335,4 million up to June 30, 2002, started its operations in May 2002. A very fast learning curve is expected for the project and it should be fully operational very soon. The new mill effective production capacity will be 780 thousands tons/year. In the mill alone, the investment of US$525 million should be US$50 million below the initial budget, mainly due to Real devaluation. Therefore, the investment per ton should be the lowest ever achieved for a pulp Mill in the world (US$673/t), thus guaranteeing a very favorable return on the project investment.

EBITDA was, in the first half of 2002, R$ 275,1 million, compared to R$ 340,8 million in the same period of 2001, mostly because of the lower Sales price. **EBITDA margin** was 41% in the first half of 2002, compared to 54% in the same period of 2001. **Adjusted EBITDA,** disregarding accounting adjustments not affecting cash generation, would be R$ 290,8 million (margin of 43%), compared to R$ 349,6 million (margin of 55%) in the first half of last year. As shown below:

	R$ MM	
	1st sem./02	1st sem./01
EBITDA	**275,1**	**340,8**
Non cash adjustments (other operating expenses)		
Labor indemnities	1,3	3,8
Provision for loss on ICMS credits	5,4	-
Provision for doubtful debtors	2,2	-
Amortization of prepaid expenses	0,6	0,6
Provision for loss on sawn wood inventories	4,9	4,3

Loss on the sale of obsolete materials	0,2	0,1
Fine on tax contingencies	1,1	-
Adjusted EBITDA	**290,8**	**349,6**

STOCK PERFORMANCE, RESULTS ACCORDING TO US GAPP AND OTHER INFORMATION

Aracruz Class B Preferred Stock in the first semester of 2002 accrued a 45.5% valuation, going from R$ 3,91 to R$ 5,69. During the same period, the bovespa index dropped by 18.0%.



160
150
140
130
120
110
100
90
80
70
28/dez
08/jan
15/jan
22/jan
30/jan
06/fev
15/fev
22/fev
01/mar
08/mar
15/mar
22/mar
01/abr
08/abr
15/abr
22/abr
29/abr
07/mai
14/mai
21/mai
28/mai
05/jun
12/jun
19/jun
26/jun
ARACRUZ PNB
IBOVESPA

Aracruz results are also published in Dollars under the US GAAP to meet the foreign investors' information demand. The consolidated net income verified under these principles in the period from January to June 2002 was US$ 36,7 million.

In June 2002, Aracruz and Bahia Sul jointly signed with Companhia Vale do Rio Doce (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA) a memorandum of understanding whereby the parties thereto agreed upon the general outline and basic conditions for equally and jointly acquiring, by Aracruz and Bahia Sul, the assets (land and eucalyptus planted forests) that FRDSA owns in the region of São Mateus, in the State of Espírito Santo. Such assets comprise approximately 40 thousand hectares of land and eucalyptus forests, at a total estimated price of R$137 million that is still subject to the relevant variations of this type of business.

###

Aracruz Celulose S.A., located in the State of Espírito Santo, is the world's largest producer of bleached eucalyptus Kraft market pulp. Aracruz uses eucalyptus plantings to produce high-quality hardwood pulp used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing, writing and specialty papers. Aracruz started up in 1999, in the southernmost of State of Bahia, the production of high-quality sawn wood marketed under the Lyptus brand destined to furniture and interior design industries, in Brazil and abroad Aracruz is listed on the São Paulo Stock Exchange, New York Stock Exchange and Madrid (Latibex).

CONSOLIDATED BALANCE SHEET

In Thousands of Reais - Corporate Legislation

ASSETS	Junho 30, 2002	December 31, 2001
Current	**1.375.844**	**1.469.156**
Cash and Cash Equivalents	20.992	18.252
Financial Investments	67.938	42.094
Securities and Papers	705.034	940.906
Accounts Receivable - Customers	274.630	202.949
Inventories	151.260	129.672
Tax Credits	126.973	117.363
Advances to Suppliers	7.231	7.415
Other Accounts Receivable	12.526	5.460
Others	9.260	5.045
Long Term Assets	**351.478**	**295.245**
Advances to Suppliers	39.429	35.656
Tax Credits	265.946	221.320
Court Deposits	36.943	36.423
Others	9.160	1.846
Permanent Assets	**3.635.879**	**3.375.287**
Investments	13.028	15.031
Property, Plant, Equipment	3.526.335	3.259.347
Deferred	96.516	100.909
TOTAL	**5.363.201**	**5.139.688**
LIABILITIES		
Current	**460.293**	**1.183.899**
Suppliers	109.266	135.395
Loans and Financings	304.501	735.196
Interest on Loans	16.092	35.254
Dividends	1.034	180.763
Income Tax and Social Contribution	869	68.562
Others	28.531	28.729
Long Term Liabilities	**2.544.101**	**1.517.348**
Loans & Financings	2.342.481	1.337.599
Provision for litigation and contingencies	186.259	163.965
Others	15.361	15.784
Minority Interest	**676**	**638**
Stockholders' Equity	**2.358.131**	**2.437.803**
Capital Stock	1.854.507	1.854.507
Profit Reserves	684.764	684.764
Treasury Stock	(84.141)	(84.141)
Accrued Profits (Losses)	(96.999)	(17.327)
TOTAL	**5.363.201**	**5.139.688**

CONSOLIDATED STATEMENT OF INCOME

In Thousands of Reais – Corporate Legislation

	Periods ended on June 30,	
	2002	2001
NET SALES REVENUE	**676.549**	**634.264**
Cost of Products Sold	446.017	351.048
GROSS INCOME	**230.532**	**283.216**
Commercial Expenses	36.167	21.698
Administrative Expenses	30.521	19.187
Other Operating Revenues (Expenses)	7.255	10.893
OPERATING INCOME	**156.589**	**231.438**
Financial Expenses	457.349	260.862
Financial (Revenues)	(142.165)	(182.785)
Other Non-Operating (Revenues) Expenses	3.302	2.621
INCOME BEFORE TAXES AND MINORITY INTERESTS	**(161.897)**	**150.740**
Income Tax and Social Contribution	(82.247)	14.112
Minority Interests	31	243
CONSOLIDATED NET PROFIT (LOSS)	**(79.681)**	**136.385**
(-) (Realized) or Unrealized Net Profit from Subsidiaries Inventories in the Period	**(1.011)**	**(4.870)**
PARENT COMPANY NET PROFIT (LOSS)	**(80.692)**	**131.515**
Depreciation, Amortization and Depletion (included in production costs)	118.493	109.376
CONSOLIDATED EBITDA (*)	**275.082**	**340.814**

(*) Operating income before depreciation, amortization and depletion.

RESULTS RECONCILIATION

Brazilian Corporate Law x US GAAP

	US$ million 1st semester 2002
Net Parent Company Income (Corporate Law)	**(28,4)**
Realized / (Non Realized) Profits from Subsidiaries	0,4
Net Consolidated Income (Corporate Legislation)	**(28,0)**
Depreciation, Depletion and Assets Write-off	(41,1)
Financial Investments Market Value Adjustment	10,8
Fiberline C Capitalized Interest	1,6
Income Tax Provision	(10,4)
Equity in Results of Affiliated Company	2,8
Exchange Variation	101,0
Net Consolidated Profit according to US GAAP	**36,7**

Conversion at the rate of the last day of June 2002 (US$ 1,0000 = R$ 2,8444)

This press release contains statements that constitute forward-looking statements. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may materially differ from those in the forward looking statements. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made. .